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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A
       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                               (AMENDMENT NO. 1)

                          SILVERSTREAM SOFTWARE, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                              DELAWARE PLANET INC.
                                  NOVELL, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   827907106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          JOSEPH A. LASALA, JR., ESQ.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                                  NOVELL, INC.
                               8 CAMBRIDGE CENTER
                              CAMBRIDGE, MA 02142
                                 (617) 374-9800
           (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   Copies to:
                            HOWARD L. SHECTER, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                                101 PARK AVENUE
                               NEW YORK, NY 10178
                                 (212) 309-6000

                            CALCULATION OF FILING FEE



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           TRANSACTION VALUATION                AMOUNT OF FILING FEE
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
               $257,307,426*                          $23,673**
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

 * Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation is based on 28,589,714 fully-diluted outstanding shares of common stock of SilverStream Software, Inc. as of June 9, 2002, at a purchase price of $9.00 per share.

** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $92 per million dollars of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid.:    $23,673     Filing Party:       Novell, Inc.
                                                              Delaware Planet Inc.
  Form Registration No.:      005-58265   Date Filed:         June 18, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.





     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [x]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-1.

     [ ]  going private transaction subject to Rule 13c-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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







     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on June 18, 2002, relates to the offer by Delaware Planet Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Novell, Inc., a Delaware corporation ("Novell"), to purchase all of the outstanding shares of common stock (the "Shares") of SilverStream Software, Inc., a Delaware corporation (the "Company"), at a price of $9.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 18, 2002, and in the related Letter of Transmittal, previously filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not defined herein, have the meanings given to them in the Offer to Purchase and the Schedule TO.

ITEM 4. Terms of the transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented by deleting the first paragraph of Section 3, "Acceptance for Payment and Payment," of the Offer to Purchase in its entirety and inserting the following in replacement thereof:

               Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date (as such may be extended), subject to the satisfaction or waiver of the conditions set forth in "The Offer -- Conditions to the Offer." In addition, we reserve the right to delay the acceptance for payment or payment for Shares pending receipt of any regulatory or governmental approvals to the Offer as described under the caption "The Offer -- Certain Legal Matters; Regulatory Approvals." For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "The Offer -- Extension of Tender Period; Termination; Amendment."








     Item 4 of the Schedule TO is hereby further amended and supplemented by adding the following sentence to the fourth paragraph of Section 2, "Extension of the Tender Period; Termination; Amendment," of the Offer to Purchase:

          In accordance with Rule 14e-1(c) of the Exchange Act, in the event of any termination or withdrawal of the Offer, we will promptly return the Shares deposited by or on behalf of security holders.



ITEM 11.  ADDITIONAL INFORMATION



     Item 11 is hereby amended and supplemented by the following:



     On Friday, June 28, 2002, Novell and the Company were notified by the Federal Trade Commission of the early termination of the 15-day waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The termination of the waiting period was one of the conditions to the Purchaser's obligations under the Merger Agreement to accept for payment and pay for Shares tendered pursuant to the Offer to Purchase.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NOVELL, INC.


                                          By: /s/ Joseph A. LaSala, Jr.
                                            ------------------------------------
                                          Name: Joseph A. LaSala, Jr.
                                          Title: Senior Vice President,
                                                General Counsel and Secretary

                                          DELAWARE PLANET INC.

                                          By: /s/ Joseph A. LaSala, Jr.
                                            ------------------------------------
                                          Name: Joseph A. LaSala, Jr.
                                          Title: President and Secretary




Dated: July 1, 2002